March 14, 2011

Stacy H. Winick, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, DC 20006

Re:   Nuveen California Dividend Advantage Municipal Fund 3
      File Numbers: 333-171948 ; 811-10347

Dear Ms. Winick:

We have reviewed the registration statement on Form N-2 for the fund named above (the "Fund"), filed on January 28, 2011. The filing was made for the purpose of registering MuniFund Term Preferred Shares. Based on our review of the registration statement, we have the following comments. The captions used below correspond to the captions the Fund uses in its registration statement. Please note, however, that the comments we give in one section are applicable to other sections of the registration statement that contain similar disclosure, unless otherwise indicated.

## PROSPECTUS

**Cover Page**

1.      The first sentence of the second to last paragraph should indicate that the prospectus "sets forth concisely" the information about the registrant. See Item 1.1.d. of Form N-2.

**Use of Proceeds (Page 22-23)**

2.      The prospectus states that the redemption of the MuniPreferred shares is expected to occur within four weeks of the closing of the offering. Will any net proceeds from the sale of MTP Shares that remain after giving effect to the contemplated refinancing and redemption be invested in accordance with the Fund's investment policies? If so, when? Moreover, the prospectus states "To the extent the underwriters purchase additional shares to cover over-allotments, the proceeds to the Fund from such additional purchase will be invested in accordance with the Fund's investment policies." Disclose when the proceeds will be invested in accordance with the Fund's investment objectives (if it will be longer than the four weeks). See Item 7.2 of Form N-2.

**General Risks of Investing in the Fund (Page 51)**

3.      Under the sub-heading "Municipal Securities Market Risk", the third sentence of the second paragraph discloses that the taxing power of any government entity may be limited by provisions of state constitutions or laws.  Since the Fund invests primarily in municipal securities and other related investments the income from which is exempt from regular federal and California income taxes, please disclose any such limits in the state constitution or laws of the State of California or include appropriate cross-references to this disclosure, if applicable.

**Investment Adviser, Sub-Adviser and Portfolio Managers (Page 58)**

4.      Disclose Nuveen Asset Management's experience as an investment adviser (e.g., how long it has been in business, assets under management, etc.).  See Item 9.1.b.(1) of Form N-2.  Moreover, the fourth paragraph suggests that Scott R. Romans is the Fund's portfolio manager but does not specifically identify him as such.  Accordingly, please identify Scott R. Romans as the Fund's portfolio manager in this section.  Please state his length of service as the Fund's portfolio manager.  See Item 9.1.c. of Form N-2.

**Investment Management and Sub-Advisory Agreement (Page 60)**

5.      In the paragraph stating that the basis for the Board's continuation of the Fund's investment management agreement will be provided in the annual or semi-annual report, provide the period covered by the relevant report.  See Item 9.1.b.(4) of Form N-2.

**Underwriters (Page 71)**

6.      Include the principal business address for all underwriters (including Nuveen Investments, LLC).  See Item 5.1.a. of Form N-2.

**STATEMENT OF ADDITIONAL INFORMATION**

**Board Leadership Structure and Risk Oversight (SAI Page 31)**

7.      State whether the "various sources" from which the Nominating and Governance Committee receives suggestions for nomination includes Fund security holders.  See Item 18.5.b.(4) of Form N-2.

**Portfolio Manager (SAI Page 40)**

8.      Revise the reference to "202-942-8090" to read "202-551-8090".  Also revise the reference to "20549" to read "20549-0102".  Disclose whether the code of ethics permits investment in securities, including securities that may be purchased or held by the Fund.  See Item 18.15 of Form N-2.

You are reminded that the burden of full and fair disclosure rests with each registrant, its counsel, and others engaged in the preparation of the registration statement. As a matter of law, this burden cannot be shifted to the Commission or its staff.

Notwithstanding our comments, please furnish a letter with respect to the Fund acknowledging that:

the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings;

the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment for the Fund. Please respond to all comment letters in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

Any questions you may have regarding the above-referenced filings or this letter may be directed to the undersigned at (202) 551-6773.

Sincerely yours,

Kieran G. Brown
Senior Counsel